SCHEDULE A
to
Investment Advisory Agreement
with
Congress Asset Management Company

Series of Professionally Managed Portfolios	Annual Fee Rate

Congress Large Cap Growth Fund	0.50% of average daily net assets

Congress All Cap Opportunity Fund	0.60% of average daily net assets

Congress Mid Cap Growth Fund	0.60% of average daily net assets

Approved by the Board of Trustees:  February 24, 2009
Schedule Revised:  March 8, 2010; and Revised and Last Approved by the Board of Trustees: August 14, 2012